

Solutions Vending International, Inc. ("PopCom") Annual Report

Solutions Vending International, Inc. ("PopCom" the "Company," "we," or "us"), a Delaware Corporation incorporated on June 21, 2010.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document. No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

ABOUT THIS FORM C-AR:
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable

assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found in the Company's SEC filings as

https://www.sec.gov/edgar/search/#/ciks=0001759081&entityName=Solutions%2520Vending%2520International%252C%2520Inc.%2520(CIK%25200001759081)

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

Solutions Vending International, Inc.

997 N Fourth Street, Columbus, OH 43201

https://www.popcom.shop/

Eligibility

The following are true for Solutions Vending International, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Employee Name and Title</u>

Dawn Dickson: CEO and Founder

Ms. Dickson's primary position is with the Issuer.

Positions and offices currently held, with the issuer:

- **Position**: Chief Executive Officer, Secretary, Chief Financial Officer and Director
- **Dates of Service**: October 01, 2012 – Present
- **Responsibilities**: Customary responsibilities of Chief Executive Officer, Secretary, Chief Financial Officer and Director, such as managing all aspects of the business.

- **Position**: Founder
- **Dates of Service:** April 12, 2011 – Present
- **Responsibilities**: Founder of the company and primary shareholder.

Other business experience in the past three years:

- **Employer:** Flat Out of Heels, LLC
- **Title:** Founder
- **Dates of Service:** April 12, 2011 - Present
- **Responsibilities:** Approve hires and operating budget.

Principal Security Holders

Principal Security Holder Name

Dawn Dickson

Securities

17,580,885

Security Class

Class B Common Stock

Voting Power

87.90%

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

Background

Solutions Vending International, Inc. d/b/a PopCom ("PopCom" or the "Company") is redefining the future of retail through automation, AI, and data intelligence. Our proprietary retail technology platform transforms vending machines and kiosks into smart, data-driven retail hubs—empowering brands to engage customers directly, capture valuable insights at the point of sale, and optimize their in-person retail strategies.

PopCom's software enhances automated retail by collecting real-time customer data and delivering detailed, AI-powered analytics to our clients through a secure SaaS dashboard.

In 2025, PopCom is focused on scaling a lean, software-first business model. We lease our proprietary vending kiosks to retailers for an annual fee of $2,500 and charge a monthly SaaS subscription fee between $200 and $400, depending on usage. Our primary revenue strategy is to drive predictable software income while maximizing data collection across all machines in the field.

Under this new model, PopCom will no longer assist with machine placement. Clients are responsible for selecting and managing their retail locations, while PopCom provides ongoing software access and outsourced machine maintenance through third-party service providers. This approach allows us to streamline operations, scale more efficiently, and remain focused on our core strength: intelligent retail software and data analytics.

Solutions Vending International, Inc. was initially organized as Shoe Vending International, LLC, an Ohio limited liability company on October 1, 2012, and converted to a Delaware corporation on March 7, 2017.

Competitors and Industry:

Automated Retail Market Growth
The global automated retail market is projected to grow steadily, with forecasts estimating the sector will reach approximately $23.8 billion by 2028, making it a compelling space for software-driven innovation.

PopCom's Core Differentiation
PopCom specializes in machine-agnostic AI-powered software and analytics tailored for vendors, kiosks, and automated retail platforms. Unlike traditional vending machine manufacturers (Swytch, Vengo Labs, Stockwell), PopCom will not scale by building hardware. Instead, we position ourselves as a SaaS partner to kiosk manufacturers, integrating our intelligent software into their existing machines at scale.

Competitive Positioning
To date, we have identified no direct competitor offering both hardware versatility and AI analytics as a hosted SaaS. While startups occasionally emerge, none match the depth of PopCom's end-to-end technology stack—covering data capture, real-time analysis, and actionable insights.

Regulated Retail Experiments (Cannabis/Alcohol/Pharma)
Although several players have piloted automated cannabis vending—e.g., Anna in Colorado, Terrapin's ACE kiosk, and GreenSTOP—none have achieved large-scale commercial deployment or market dominance. While useful for experimentation, these solutions have yet to prove long-term viability or widespread adoption.

Vending Machine Market Size
The global vending machine market was valued at about $18.3 billion in 2019 and is expected to grow to $25.3 billion by 2027—a 6.7% CAGR from 2021–2027. This represents a nearly $7 billion incremental opportunity as kiosks and vending shift toward digital intelligence.

Current Stage and Roadmap:

Current Stage

Following the success of our crowdfunding campaigns in 2019, 2020, and 2021, PopCom developed three market-ready products and launched the **PopShop Local** program as a proof-of-concept initiative. Here's an overview of our product evolution:

1. **PopShop Kiosk**
   A smart, robotic vending machine designed to serve as a "digital pop-up shop" for brands. After successfully building a prototype in January 2020, we manufactured 20 machines in partnership with a Connecticut-based facility. Of those, 14 were deployed between 2021–2022 as part of our PopShop Local pilot program. While the pilot demonstrated strong consumer engagement, we ultimately chose to pause the program due to its high capital requirements and limited scalability.

2. **PopBox Machine**
   Built to meet growing demand for local food and beverage options in automated retail, the PopBox is a temperature-controlled vending unit powered by PopCom software. Although it was more cost-effective to produce than the PopShop, we do not plan to continue marketing this product moving forward. It was developed specifically for PopShop Local, and with that program retired, our focus has shifted.

3. **PopCom Identity Verification System for Regulated Retail**
   We have completed development of our age verification and identity compliance software, which enables vending machines to securely sell regulated products—such as cannabis, alcohol, pharmaceuticals, tobacco, and gaming products—by verifying users and recording transactions on the blockchain. This solution has been successfully

prototyped for a major alcohol distribution company and represents one of our most scalable and promising revenue opportunities.

In 2023, PopCom paused operations and entered a strategic "stealth mode" after our planned Series A round fell through when the lead investor was unable to close their fund. At that time, the fundraising environment was volatile, and many retailers were still dealing with the economic shocks from the COVID-19 pandemic. Additionally, we realized that our PopShop Local initiative—although effective for market validation—was too capital-intensive to scale profitably.

Instead of continuing down an unsustainable path, we deliberately chose to restructure. This break allowed our CEO to refine the business model, decrease capital reliance, and shift the company's focus to a more scalable and software-centric growth plan. We are now ready to relaunch with stronger market positioning, simplified operations, and a renewed focus on recurring software revenue and regulated retail opportunities.

Sales and Marketing RoadMap

In 2025, our primary focus is on deploying our remaining inventory of 20 PopShop machines and scaling software-driven revenue through licensing and identity verification solutions. Our goal is to build monthly recurring revenue by leasing smart kiosks and monetizing data and compliance services.

Target Customers & Partnerships
Our go-to-market strategy is twofold:

1. **Retailers and brands** seeking to lease smart vending kiosks primarily to access customer data and analytics.
2. **Kiosk OEMs** wanting to integrate advanced software capabilities into their hardware to differentiate themselves competitively.

By leaning into software and data rather than developing hardware, PopCom is well-positioned to partner across the ecosystem—retailers, kiosk manufacturers, and even regulated sectors like cannabis, where compliance and analytics are critical.

While our early work with small and midsize brands through PopShop Local allowed us to quickly validate product-market fit, it was not profitable or scalable long-term. That experience, however, positioned us to now pursue high-growth industries like cannabis, alcohol, and pharmaceuticals—where age-gating and compliance are critical and where our technology delivers the most differentiated value.

Our mission going forward is clear: scale PopCom as a software-first company serving regulated industries and smart vending operators who need robust, AI-powered tools to stay competitive and compliant.

- **Sales Pipeline & Lead Generation**

We're actively expanding our sales team to capitalize on a strong existing pipeline. Leads are sourced through multiple channels: industry trade shows, speaking engagements, CEO's thought leadership in national automated retail reports and media features, plus inbound inquiries from our website.

- **Strategic Partnerships**

We're forging partnerships with vending machine and kiosk manufacturers to license our PopCom software, positioning us as their preferred SaaS provider for smart, data-driven solutions.

- **Talent Acquisition from Redbox**

In July 2024, Redbox shuttered its 22-year-old DVD rental kiosk business after its parent company filed for Chapter 7 liquidation. As a result, over 1,000 qualified employees were laid off. PopCom took this opportunity to hire experienced sales and operations talent from Redbox, bolstering our team with industry insiders and seasoned professionals during a pivotal growth phase.

Manufacturing and Development RoadMap

We designed the PopShop Kiosk in collaboration with a third-party manufacturing partner based in Connecticut. The product design is protected by an active design patent, and we maintain full ownership of the CAD files, giving us the flexibility to work with any manufacturer for future production runs.

On the technology side, our proprietary API is actively deployed in the market and currently maintains over 98% uptime across both hardware and software environments. This proven reliability underscores the strength of our core platform.

To ensure continuity and efficiency, we continue to work with the experienced software development and IT partners who helped us build the system from 2018 to 2020. These long-standing partners are deeply familiar with our technology and are well-positioned to support machine redeployments, perform updates, and deliver enhancements as we scale.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 had a significant effect on our business operations and revenue projections.

The COVID-19 pandemic had a direct and significant impact on PopCom's operations and early business strategy. When the pandemic was declared in March 2020, nearly all of our customers—retailers, venues, and public-facing businesses—were forced to shut down. With malls, airports, and stores closed nationwide, our primary target market effectively disappeared overnight.

In response, we pivoted quickly to serve small businesses through the launch of PopShop Local. This shift allowed us to continue testing and deploying our technology, as small business owners were more accessible and able to make faster purchasing decisions than major retailers who were focused on survival. However, while this pivot enabled us to stay active in the market, it came with a trade-off: operating PopShop Local was far more expensive than anticipated. High deployment, staffing, and logistics costs significantly cut into our margins and delayed our path to profitability.

This period taught us critical lessons about scalability, capital efficiency, and market segmentation—insights that directly informed our shift to a leaner, software-first business model. While the COVID-19 crisis disrupted our original go-to-market plans, it ultimately helped us identify a more sustainable path forward.

Regulatory changes and uncertainties.

PopCom operates in a technology-driven sector that is not heavily impacted by most industry regulations, with the exception of facial recognition and identity verification laws. As we expand into regulated retail sectors such as alcohol and cannabis, compliance with ID verification standards becomes a key focus.

Notably, PopCom is proud to be the first company approved by the California Alcoholic Beverage Control (ABC) Board to sell alcohol via vending machines without requiring human ID verification. This precedent-setting approval demonstrates that our technology aligns with the future of retail compliance and reflects a broader trend toward regulatory acceptance of automated, secure self-service solutions.

While we believe regulatory momentum is in our favor, there is still inherent uncertainty. Laws governing data privacy, facial recognition, and automated retail may evolve at the local, state, or federal level. Any significant policy change could require us to adapt our technology or operations, which may lead to unforeseen costs or delays. However, we are actively engaged in monitoring relevant legal developments and remain confident in our ability to stay compliant and ahead of the curve.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

The Company is dependent on certain key personnel for strategic leadership, business development, and product execution. The loss or long-term unavailability of any of these individuals could negatively affect operations and future growth. At the time of this offering, the Company has not yet secured key person insurance for any team members. However, we plan to obtain keyman insurance coverage within 12 months of closing this offering, as part of our broader risk management and continuity strategy.

While keyman insurance will help mitigate the financial impact of unforeseen events involving essential personnel, it does not eliminate all risks. There is no guarantee that key team members will remain with the Company indefinitely, and because many jurisdictions do not enforce non-compete agreements, retention risk remains. That said, the Company is committed to building a resilient leadership structure and maintaining operational continuity regardless of personnel changes.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

PopCom's brand and public image—along with the personal reputation of our founder—are significant assets that contribute to our market credibility, customer acquisition, and industry partnerships. Any incident that undermines trust in our brand could negatively impact our business performance and valuation. While reputational risk is inherent in today's highly connected digital environment, we believe this risk is substantially mitigated by our positive public image, consistent media presence, and the established credibility of our leadership. PopCom and its founder have been featured in numerous reputable publications, panels, and national reports, helping to establish trust with customers and investors alike.

Nonetheless, the rapid and widespread nature of social media means that misinformation or negative content—accurate or not—can quickly affect public perception. We monitor our brand presence actively and have communication protocols in place to respond swiftly and appropriately to any reputational issues that may arise.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior

to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances, they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions

that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

How will the issuer complete the transaction and deliver securities to the investors?

Manage Own Records - The Company will be managing their records on their own. Stock ownership is recorded in the Company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at

least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Do the securities offered have voting rights? Voting Rights and Proxy:

No. The Solutions Vending International SPV LLC investor shares have voting rights, however, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy and power of attorney granted by the Investor in the Investor Agreement, has appointed or will appoint the Manager as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC and (ii) execute, in connection with such voting power, any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority.

While these Investor Units do not carry direct voting rights, PopCom is committed to ongoing transparency and accountability. As a show of that commitment, we will:

- Provide quarterly investor updates via email to all SPV members;
- Host semi-annual virtual investor Q&A sessions with the CEO;
- Share highlights of operational progress, milestones, and strategic shifts;
- Offer clear reporting on use of funds, machine leasing progress, and SaaS revenue growth.

How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Class A Common Stock	40,088,253	33,944,323	N/A	N/A	No
Class B Common Stock	20,000,000	20,000,000	N/A	N/A	Yes
Class C CommonStock	1,374,882	0	N/A	N/A	No

Outstanding Convertible Notes:

The security will convert into Class C Common Stock and the terms of the Outstanding Convertible Notes are outlined below:

- Amount outstanding: $11,722.19
- Debt Holder: Nalty Associates
- Issuance Date: July 13, 2020
- Interest rate: 7.0%
- Valuation Cap: $8,000,000

- Amount outstanding: $11,689.59
- Debt Holder: Tonya M Evans
- Issuance Date: July 30, 2020
- Interest rate: 7.0%
- Valuation Cap: $8,000,000

- Amount outstanding: $11,664.66
- Debt Holder: Brilliant Minds Unite

- Issuance Date: August 12, 2020
- Interest rate: 7.0%
- Valuation Cap: $8,000,000

- Amount outstanding: $30,838.36
- Debt Holder: Julian Augustin
- Issuance Date: June 10, 2022
- Interest rate: 5.0%
- Valuation Cap: N/A

- Amount outstanding: $51,616.44
- Debt Holder: Dawn Dickson
- Issuance Date: May 9, 2022
- Interest rate: 5.0%
- Valuation Cap: N/A

- Amount outstanding: $10,330.14
- Debt Holder: CL Empire LLC
- Issuance Date: May 9, 2022
- Interest rate: 5.0%
- Valuation Cap: N/A

Options, Warrants and Other Rights

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Class A Common Stock Material Rights:

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. In the event of our voluntary or involuntary liquidation, dissolution, or winding up, our merger or consolidation which results in a change of control, a sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by us of all or substantially all of our assets, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future, the resulting consideration shall be distributed among the holders of shares of Common Stock, regardless of class, pro-rata based on the number of shares of Common Stock held by each such holder.

The holders of Class A Shares have no voting rights, except as provided under Delaware law, which includes the right to vote on an amendment to our Certificate of Incorporation if the amendn1ent would increase or decrease the par value of the Class A Shares, or alter or change the powers, preferences, or special rights of the Class A Shares, so as to affect them adversely.

The holders of Common Stock have no preemptive, subscription, reden1ption, or conversion rights.

Except as required by law, the Class A Common Stock and/or Common Security Token and the Class C Common Stock and/or Common Security Token will have no voting rights and no holder thereof shall be entitled to vote on any matter or take any written action." Regarding liquidation- in the event of a liquidation, dissolution, or winding up, the assets of the Company shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares held by each such holder.

Class B Common Stock Material Rights:

There are no material rights associated with Class B Common Stock.

Class C Common Stock Material Rights:

The total number of shares outstanding on a fully diluted basis, 60,303,454 shares, includes 35,824,323 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock, 215,201 shares of Class C Common Stock designated for the conversion of outstanding convertible promissory notes upon the closing of this offering and 4,263,930 options.

How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that

is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

Material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

What other exempt offerings has the Company conducted within the past three years?

The company has not conducted any exempt offerings in the previous three years.

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

N/A

Financial Condition of the Issuer

Does the issuer have an operating history?

Yes.

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenue
Solutions Vending International was incorporated in 2010 and has a long operating history. In 2022, the company had revenues of $30,113.00 but revenues decreased to $0 in 2023 as the company repositioned.

Expenses

In 2023, operating expenses amounted to $0 as the company paused operations to reposition their company and restrategize their business model.

Historical results and cash flows:
As of 2023, the Company had no cash on hand and was primarily generated from revenue compared to $591,053.00 in 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
As of year-end 2023, the Company had $0 cash-on-hand compared to $591,053.00 in 2022. They also had assets totaling $750.00 in 2023 compared to $1,503,527 in 2022. The difference in assets is due to a significant decrease in cash in 2023.

*For additional information regarding the issuer's financials, please review Exhibit A.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been

or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer?
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?

      iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Vending Solutions International, Inc. answers 'NO' to all of the above questions.

Other Material Information

In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Exhibit A

Financial Statements